82-4524



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Representative,
State Bank of India,
2001, Pennsylvania Avenue,
N.W. Suite 625
Washington D.C. 20006.
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & B... tment
...ame Cama Marg,
...348



03024020

जा. क्रमांक / No. : CO/S&B/VR/2003/ 1712 दिनांक / तारीख / Date : 19.06.2003

Dear Sir,


RECD S.E.C.
JUN 2 3 2003
1086

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
BANK'S AUDITED RESULTS - 31ST MARCH, 2003

We enclose a letter addressed to SEC of USA and shall be glad if you arrange to send the same to them along with a self-addressed stamped envelope (with the address of our Department, as appearing on our letter head) to enable them to confirm receipt on the duplicate copy of the letter.

2. We thank you in anticipation of your attention to the matter.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : As Above

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

SUPPL

dlw 6/26

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

जा. क्रमांक / No. FILE NO. 82.4524 दिनांक / तारीख / Date :

CO/S&B/VR/2003/ 1713 19.06.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
BANK'S AUDITED RESULTS - 31ST MARCH, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1681 dated the June 19, 2003 addressed to Bombay Stock Exchange alongwith a copy of audited financial results of the Bank for the year ended the 31st March, 2003.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/1681 दिनांक / तारीख / Date : 19.06.2003


RECD S.E.G.
JUN 23 2003
1086

Dear Sir,

LISTING AGREEMENT
BANK'S AUDITED RESULTS - 31ST MARCH, 2003

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited financial results of the Bank for year ended the 31st March, 2003, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


SHARES & BONDS
CORPORATE CENTRE
MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2003

Rs. in crores

	Particulars	Nine month ended	Quarter ended		Year ended		Consolidated Year Ended	
		31.12.2002	31.03.2003	31.03.2002	31.03.2003	31.03.2002	31.03.2003	31.03.2002
1	**Interest Earned** (a)+(b)+(c)+(d)	23066.35	8020.67	7619.47	31087.02	29810.09	41019.32	39022.25
	(a) Interest/discount on advances/bills	8476.32	2752.78	2615.72	11229.10	11063.41	16158.45	15520.94
	(b) Income on Investments	11184.17	4073.47	3759.92	15257.64	14271.87	19975.17	18649.86
	(c) Interest on balances with Reserve Bank of India and other interbank funds	2563.95	709.72	716.98	3273.67	3054.88	3445.91	3320.22
	(d) Others	841.91	484.70	526.85	1326.61	1419.93	1439.79	1531.23
2	**Other Income**	3533.86	2206.40	1420.62	5740.26	4174.48	8217.79	6168.17
	(A) TOTAL INCOME (1+2)	26600.21	10227.07	9040.09	36827.28	33984.57	49237.11	45190.42
3	**Interest Expended**	15856.15	5253.31	5274.01	21109.46	20728.84	27249.52	26620.34
4	**Operating Expenses** (e) + (f)	5476.66	2465.76	1977.94	7942.42	7210.90	10671.43	9746.84
	(e) Payments to and provisions for employees	3958.92	1729.79	1345.89	5688.71	5152.78	6963.87	6314.75
	(f) Other Operating Expenses	1517.74	735.97	632.05	2253.71	2058.12	3707.56	3432.09
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	21332.81	7719.07	7251.95	29051.88	27939.74	37920.95	36367.18
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	5267.40	2508.00	1788.14	7775.40	6044.83	11316.16	8823.24
	(D) Other Provisions and Contingnecies	1445.49	1062.40	1033.99	2507.89	2345.24	3959.20	3452.25
	(E) Provision for Taxes	1454.46	708.05	138.46	2162.51	1267.97	3026.06	1912.45
	(F) NET PROFIT (C - D - E)	2367.45	737.55	615.69	3105.00	2431.62	4330.90	3458.54
5	**Paid-up equity Share Capital**	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	**Reserves excluding revaluation reserves**	14698.08	16677.08	14698.08	16677.08	14698.08	21990.95	18914.71
7	**Analytical Ratios**							
	(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil		
	(ii) Capital Adequacy Ratio	14.13%	13.50%	13.35%	13.50%	13.35%		
	(iii) Earnings Per Share	44.98 (not annualised)	14.01 (not annualised)	11.70 (not annualised)	59.00	46.20	82.29	65.71
8	**Shareholding pattern**							
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700		
	...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%		
	b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178		
	...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%		

1. The Central Board have declared a dividend of Rs. 8.50 per share for the year ended 31st March 2003 subject to necessary approval from RBI as it exceeds 25%.
2. Payments to and provisions for Employees for the year ended 31st March 2003 include an amount of Rs.354.51 crore (Rs.265.89 crore for the 9-month period ended 31st December 2002 and Rs.88.62 crore for the quarter ended 31st March 2003) towards writing off on pro-rata basis, Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01. The remaining amount of Deferred Revenue Expenditure of Rs.709.03 crore will be amortised equally over a further period of 2 years ending FY 2004-05, in accordance with RBI guidelines.
3. In terms of decisions given by the Ministry of Finance and court orders an amount of Rs.834.02 crore has been received during the year, on account of certain securities transactions and a provision of Rs.812.08 crore made in the accounts in earlier years has been written back and adjusted under 'Other Provisons and Contingencies'
4. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
5. In terms of RBI guidelines Bank adopted Accounting Standard 15 as regards liability for leave encashment on actuarial basis. Accordingly, an amount of Rs.38.20 Crores representing current year's liability has been charged to the Profit and Loss Account and an amount of Rs.621.32 Crores representing the accrued liability upto 31.03.2002 has been debited to the Revenue Reserves.
6. In terms of Reserve Bank of India guidelines on compliance with Accounting Standard - 17, Bank has recognised 'Banking Operations' and 'Treasury Operations' as Primary (Business) Segments and 'Domestic Operations' and 'Foreign Operations' as Secondary (Geographic) Segments.
7. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 19th June 2003.

Kolkata
Date : 19th June, 2003

P.N. VENKATACHALAM	A.K. BATRA	A. K. PURWAR
Managing Director & Group Executive (NB)	Managing Director & Group Executive (CB)	Chairman



STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2003

Segment-wise Results

Part A : Primary Segments

Rs. in crores

Business Segments	Banking Operations		Treasury Operations		Elimination		Total	
Particulars	Year ended 31.03.2003	Year ended 31.03.2002	Year ended 31.03.2003	Year ended 31.03.2002	Year ended 31.03.2003	Year ended 31.03.2002	Year ended 31.03.2003	Year ended 31.03.2002
Revenue	31250.98	30114.47	21425.89	18562.87	15986.81	14795.44	36690.06	33881.90
Result	2639.31	2723.22	2880.34	1271.13			5519.65	3994.35
Unallocatedexpenses(net of unallocated income							252.14	294.76
Oparating Profit							5267.51	3699.59
Income Taxes							2162.51	1267.97
Net Profit							3105.00	2431.62
OTHER INFORMATION								
Segment Assets	346624.29	313093.41	192371.83	171782.55	181949.26	140413.48	357046.86	344462.48
Unallocated Assets							18829.64	3765.77
Total Assets							375876.50	348228.25
Segment Liabilities	331062.18	300105.78	189356.13	169546.13	161744.86	136647.71	358673.45	333004.20
Unallocated Liabilities							0	0.00
Total Liabilities							358673.45	333004.20

Part B : Secondary Segments

Rs. in crores

Geographic Segments	Domestic Operations		Foreign Operations		Total	
Particulars	Year ended 31.03.2003	Year ended 31.03.2002	Year ended 31.03.2003	Year ended 31.03.2002	Year ended 31.03.2003	Year ended 31.03.2002
Revenue	35484.31	32479.35	1205.75	1402.55	36690.06	33881.90
Assets	353362.32	319286.99	22514.18	28941.26	375876.50	348228.25